SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [  ]

Check the appropriate box:

[   ]           Preliminary Proxy Statement
[   ]           Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]           Definitive Proxy Statement
[   ]           Definitive Additional Materials
[ X ]	Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

Federated Equity Funds
 (Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]           No fee required.
[   ]           Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:

2.	Aggregate number of securities to which transaction applies:

3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4.	Proposed maximum aggregate value of transaction:

5.	Total fee paid:

[   ]           Fee paid previously with preliminary proxy materials.
[ ]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)           Amount Previously Paid:
____________________________________________________________

2)           Form, Schedule or Registration Statement No.:
____________________________________________________________

3)           Filing Party:
____________________________________________________________

4)           Date Filed:
____________________________________________________________

Filed by: Federated Equity Funds

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Prudent Bear Fund
Commission File No. 811-4017

Proxy Voting Instructions

Investors holding shares of the Prudent Bear or Prudent Global Income Fund on or prior to September 17, 2008 should have received a proxy statement outlining proposed reorganizations of those funds into new Federated mutual funds. If you feel you should have received a proxy but did not, please call your financial advisor or contact the proxy service at (866) 450-8469.

If you have your proxy, voting instructions and important identification information are included on the proxy card.

If you have your proxy card, voting may be done by phone by calling (866) 690-6903, or online by visiting www.proxyvote.com

The Funds’ Advisor, along with the Funds’ Board, believe these reorganizations are in our fund shareholders’ best interest, and ask that they review the proxy statement or view it online via this link.

Your vote is very important to us, no matter how many shares you own, so please cast your vote today!